Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place
Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES DISTRIBUTION AGREEMENT SIGNED WITH SUGAR PRODUCER GRUPO AZUCARERO MEXICO

Vancouver, B.C. July 16, 2010 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) ( GLG or the Company ), the vertically-integrated leader in the agricultural and commercial development of high quality stevia, announces the signing of a five-year agreement with Grupo Azucarero Mexico ( GAM ) for the marketing and distribution of GLG s stevia extract products in Mexico.

GAM is the largest private producer of sugar in Mexico, following only the Mexican government. The company owns and operates sugar mills and packaging plants throughout Mexico and specializes in the production, processing and distribution of sugar cane, as well as in the elaboration and sale of sugar-based derivates and products.

Key highlights under the terms of this agreement include:

  Initial term of five years with an option to extend the term for another five years subject to the satisfaction of certain conditions and upon mutual agreement of the parties

  Mutual exclusivity between the two companies, subject to certain limitations, including GAM s obligation to achieve set GLG product purchases levels, which will be established by mutual agreement year by year

  Marketing support, as well as sales and technical training, to be provided by GLG to GAM

  GAM to market GLG s full line of products including the BlendSure" product line, Rebpure", Rebsweet" within Mexico

  Opportunity for future collaboration of the two companies in agricultural and industrial processing for GLG stevia extracts

Dr. Luke Zhang, CEO of GLG stated, "We see great market opportunity with leaders such as GAM whose experience, expertise, and leadership provide foundation and stability for long-term collaboration. The synergies between our two companies natural sweetener portfolios renders significant potential for the blending of stevia and sugar to create a new market category. We are very pleased with this agreement and look forward to a successful, valuable partnership with GAM."

CEO of GAM Juan Cortina Gallardo said, "We are very pleased to have found a terrific partner in GLG, one that is going to help us address our customers´ needs in finding an alternative to offer natural, low-calorie products into their end products. We truly believe GLG to have the best alternative with respect to quality and flavor given the extensive research and development into leaf varieties."

The agreement is effective as of July 15, 2010.

About GLG Life Tech Corporation
GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About Grupo Azucarero Mexico
Grupo Azucarero Mexico is a leading sugar producer within the NAFTA market. The company owns and operates four sugarcane mills which produce standard and refined sugar which is suited to serve the industrial market for Mexico and North America. In addition, the company operates packaging facilities for sugar and sugar containing products. In 2008, the company sold 51% of the Ingenio Benito Juarez to Grupo Incauca, Colombia s leader of sugar and ethanol production. The company is actively diversifying its operations into sugar cane and energy production. For further information, please visit www.gamsa.com.mx.

Media Inquiries
Micah Hirschfield
Fleishman-Hillard
+1 (713) 513-9516 office
+1 (512) 799-5520 mobile
Micah.hirschfield@fleishman.com

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.